SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled “Quilmes Industrial S.A. (“Quinsa”) Announces Agreement Relating to Future Control of the Company”

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.884  •  Fax: +352.226.056

Quilmes Industrial S.A. (“Quinsa”) Announces Agreement Relating to Future Control of the Company

          LUXEMBOURG, April 13 /PRNewswire-FirstCall/ -- Quinsa (NYSE: LQU) announces that its two largest shareholders, Companhia de Bebidas das Americas - AmBev (“AmBev”) and Beverage Associates (BAC) Corp., a holding company representing the interests of numerous members of the extended Bemberg family, have entered into an agreement pursuant to which BAC has agreed to sell all its remaining shares in Quinsa to AmBev for a purchase price which, according to BAC and AmBev, is approximately US$1.2 billion. Upon the closing of the transaction, AmBev will hold 91.18% of Quinsa’s total share capital and will have the ability to appoint all of the members of Quinsa’s board of directors.

          This agreement represents the final step of a transaction initiated in May 2002, in which AmBev acquired an initial stake in Quinsa.  The 2002 agreements provided that BAC had a put option in connection with its remaining shares in Quinsa, in exchange for AmBev’s shares and that AmBev had a corresponding call option after 2009.  Under the transaction announced today, which supersedes these put and call options, the governance provisions relating to the Quinsa board of directors and certain other provisions of the 2002 agreements, the parties have agreed that the purchase price for BAC’s shares in Quinsa will be paid in cash.

          The closing of the transaction is subject to customary conditions precedent, including any required regulatory approvals.

          Until the closing, the relative share ownership of BAC and AmBev in Quinsa will not change.  During the pre-closing period, the Quinsa board will continue to be jointly controlled by AmBev and BAC in accordance with the 2002 agreements, except that BAC has agreed to allow AmBev to control decisions regarding any required board approval of capital expenditures proposed by the Quinsa management and decisions that may be required in connection with regulatory approvals necessary in order to complete the transaction.

          ABOUT QUINSA

          Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas - AmBev (“AmBev”).

          Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

          The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

          Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE: LQU).

          Quinsa’s web address: http://www.Quinsa.com

          SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:  This press release contains statements made by the Company that are not historical facts and constitute projections, forecasts or forward-looking statements. Words such as “estimate,” “project,” “plan,”, “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “should,” “may” and similar expressions may identify forward-looking statements. These forward-looking statements involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results: uncertainties relating to political and economic conditions in Argentina and the other emerging market countries of Latin America where the Company conducts business; the rate of inflation and exchange rate risks, particularly, increases in the exchange rate; restrictions on the ability to exchange local currencies in the markets where the Company does business into hard currencies; the devaluation of the Argentine peso and other local currencies of the countries where the Company conducts business; the adoption of a restrictive currency transfer policy in the countries where the Company conducts business; the nature and extent of future competition in the Company’s principal markets; and other factors that may be described in the Company’s filings with the Securities and Exchange Commission.

          Due to extensive and rapid changes in laws as well as economic and business conditions in Argentina, it is difficult to predict the impact of such changes on the Company’s financial condition. Undue reliance should not be placed on such statements, which speak only as of the date that they were made. These cautionary statements should be considered together with any written or oral forward-looking statements that the Company may issue in the future. The Company does not undertake any obligation, except as required by applicable law or regulation, to release publicly any update or revisions of its forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

          CONTACT:
          Francis Cressall
          Quilmes Industrial (Quinsa) S.A.
          +5411-4349-1846

SOURCE  Quilmes Industrial (Quinsa) S.A.
          -0-                         04/13/2006
          /CONTACT: Francis Cressall, Quilmes Industrial (Quinsa) S.A.,
+011-5411-4349-1846/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: April 13, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer